Camac Partners Calls on TuSimple to Take Long Overdue Step of Monetizing Remaining Assets and Returning Capital to Shareholders

Notes that the Company Currently Has Substantial Upside to Net Cash and Has Materially Underperformed

Camac Stands Ready to Take Any Actions Necessary to Maximize Value for Shareholders

NEW YORK--Camac Partners, LLC (together with its affiliates, "Camac"), a 5.6% shareholder of TuSimple Holdings Inc. (OTCMKTS: TSPH) ("TuSimple" or the "Company"), today released a letter it recently sent to the Company's Board of Directors (the "Board").

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May 30, 2024

TuSimple Holdings Inc.
Attn: The Board of Directors

Dear TuSimple Board of Directors,

We are a major independent shareholder of TuSimple, owning approximately 5.6% of the Company. In our view, maintaining the Company's status quo is both unsustainable and unacceptable from a corporate governance perspective.

Under the stewardship of the current management team and Board, TuSimple is now facing regulatory issues, legal issues, substantial operating losses without a clear path to profitability, and a fractured shareholder base who desires change. Shareholders are down 99% in the approximately three years the Company has been public. Despite this, TuSimple sat on net cash of more than $900 million as of last reported financials, which is a multiple of its market price.

The Company's autonomous trucking operations appear to still be in the development stage at best despite running over $1.8 billion in accumulated losses. Key employees seem to be leaving, including most recently the Company's CTO. We believe these operations would be better suited for another venue and another owner.

Shareholders are also rightfully concerned that the Company has taken steps to move assets to China. While we are hopeful that the ongoing shareholder lawsuit (pending in the Southern District of California) to stop the Company from doing this will be resolved in favor of investors, it is incumbent upon the Board to act now to ensure all funds are kept in U.S.-based financial institutions, giving shareholders peace of mind that the Company's assets are secured and easily reachable. The Board must act as a fiduciary to TuSimple's shareholders and protect the Company's assets for the benefit of all shareholders.

We initially expressed our concerns to CEO Cheng Lu, along with suggestions that the Board be reconstituted to better represent the interests of TuSimple's shareholder base. However, the Company then appointed two directors without consulting large independent shareholders such as ourselves, signaling that the Board's priority is protecting itself rather than truly listening to shareholders' concerns.

We believe TuSimple is a company capable of creating meaningful shareholder value from this point forward. As such, we strongly urge the Board to take the following steps to maximize value for shareholders:

- Immediately return all excess cash, which we believe to be in excess of $2.5 per share as of May 2024. Trading 88% below the value of its excess cash, it is highly unlikely TuSimple can do anything remotely as sensible as returning excess capital to shareholders. This is a simple way to create value for long-suffering shareholders.

- Immediately commence a strategic review to pursue either the monetization or wind-down of TuSimple's ongoing business operations. The Company has spent over $1.8 billion toward a business that is still largely in the development stage. Employees are leaving, we see no commercially viable path forward, and shareholders have voted with their wallets – unwilling to ascribe anything near a positive valuation for the business. Any reasonable valuation for the ongoing operations needs to be considered to monetize and stem the cash burn.

- Engage with third parties to evaluate transactions which will maximize the value of TuSimple's substantial net operating losses.

Camac is prepared to take all actions necessary to maximize value for shareholders. We believe our fellow shareholders are similarly dismayed with the current status quo and would be supportive of the Board taking the actions listed above. We are available to discuss our recommendations at your earliest convenience.

Sincerely,
Eric Shahinian
Camac Partners

About Camac

Camac is a private investment firm founded in 2011. Camac focuses on extremely mispriced assets in discrete pockets of opportunity. Camac prides itself on its unique sourcing, flexible mandate, and constant focus on non-competitive opportunities. Its investments are long term in nature and focused on compounding capital over several decades rather than months or years.

Contact

Longacre Square Partners
Charlotte Kiaie / Bela Kirpalani, 646-386-0091
ckiaie@longacresquare.com / bkirpalani@longacresquare.com